

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 11, 2008

Harold K. Fletcher
President and Director
Tel-Instrument Electronics Corp
728 Garden Street
Carlstadt, NJ 07072

> **Re:** **Tel-Instrument Electronics Corp.**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **File No. 001-31990**

Dear Mr. Fletcher:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief